

October 24, 2014

Via Email
Manbo He
Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27F, China Central Place, Tower II,
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

Re: **Xinyuan Real Estate Co., Ltd.**
        Form 20-F for Fiscal Year Ended December 31, 2013
        Filed April 25, 2014
        Response Letter Dated October 1, 2014
        File No. 1-33863

Dear Mr. He:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

Note 14(c), page F-41

1.   Regarding your response to prior comment 2, in our letter to you dated September 8, 2014, please clarify why the Henan local tax authorities adopted the deemed profit method to measure the LAT obligation instead of the higher and more generally applicable actual revenue method. Your response indicates that the deemed profit method is applied in cases where the taxpayer did not keep adequate books and records. If the local tax authority determined that you did not keep adequate books and records, then please tell us how this impacted your ability to account for these projects in your consolidated financial statements.

Please also address the impact on your disclosure controls and procedures as well as on your internal control over financial reporting. We may have further comment.

2. Regarding your response to prior comment 4, it remains unclear why your LAT expense is not 30%-60% of gross profit instead of only 9%-12%. Given that the tax is generally based on real estate sales proceeds less deductible expenses, and that your gross profit is similarly comprised, it remains unclear whether your LAT expenses are properly recorded. Your response references a 20% deduction but it is not clear whether that deduction is in addition to, or in place of, the actual deductible costs incurred. Further, the borrowing costs deduction would not appear to be a reconciling item since such costs are included in your gross profit number (page F-19). To help us understand your accounting, please provide us with a reconciliation between the applicable progressive LAT rate and the actual LAT rate you recognized in 2013 for the Jinan Xinyuan Splendid project. For example, if the applicable progressive rate is 30%, and the LAT you accrued in 2013 as a percentage of Jinan Xinyuan Splendid gross profit was perhaps 10%, then quantify and describe each material item that comprises the difference. We may have further comment.

3. Regarding prior comment 5, it appears your disclosure of reasonably possible losses focuses only on one of your projects. Given your response and the risk factor on page 21, please expand the disclosure in future filings to address the range of losses on all of your projects.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief